Head Office
Nedcor Sandton
135 Rivonia Road
Sandown
Sandton 2196

PO Box 1144
Johannesburg 2000
South Africa
Tel +27 11 294 0999
Fax +27 11 295 0999
Website www.nedcor.co.za

02 OCT 25 AM 9:12

NEDCOR

File No 82.3893

9 October 2002

United States Securities and Exchange Commission
Judiciary Plaza
450 - Fifth Street
N W
WASHINGTON DC 20549
USA

SUPPL

SUPPL

02055414

Dear Sir

NEDCOR LIMITED: SANCTION OF THE SCHEME OF ARRANGEMENT – FILE NO: 82.3893

In terms of the requirements of Rule 12g 3-2 (b) of the Securities Exchange Act of 1934, we hereby attach a copy of an announcement published on the News Service of the JSE Securities Exchange South Africa, for your information.

Yours faithfully

PROCESSED
NOV 04 2002
THOMSON
FINANCIAL

dlw 10/29

GS Nienaber
GROUP SECRETARY

cc: Stephen Siller

NEDCOR

Nedcor Limited
(Incorporated in the Republic of South Africa)
(Registration number 1966/010630/06)
Share code: NED ISIN: ZAE000004875
("Nedcor")

NEDCOR
INVESTMENT BANK

Nedcor Investment Bank Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1963/003972/06)
Share code in South Africa: NIB
Share code in Namibia: NIH
ISIN: ZAE000019030
("NIB")

SANCTION OF THE SCHEME OF ARRANGEMENT

1. **Introduction**

Further to the announcement dated 30 September 2002, NIB shareholders are advised that the scheme of arrangement (the "scheme") in terms of section 311 of the Companies Act, 1973 (Act 61 of 1973), as amended ("the Act"), proposed by Nedcor between NIB and its shareholders, other than Nedcor, in terms of which Nedcor will acquire the entire issued share capital of NIB, was sanctioned by the High Court of South Africa (Transvaal Provincial Division) on Tuesday, 8 October 2002.

The Order of Court sanctioning the scheme has been lodged with the Registrar of Companies ("the Registrar") for registration, which is expected to occur shortly.

2. **Outstanding conditions precedent and important dates**

Apart from the registration by the Registrar of the Order of Court sanctioning the scheme, all conditions precedent to the implementation of the scheme have been fulfilled.

The last day to trade in NIB shares on the JSE Securities Exchange South Africa ("the JSE") and the Namibian Stock Exchange ("the NSX") in order to be registered by the record date for the scheme to receive the scheme consideration of 3,33333 Nedcor shares for every 100 NIB shares ("scheme consideration") is on Friday, 11 October 2002. The record date on which NIB shareholders must be registered to receive the scheme consideration is by the close of trade on the JSE and the NSX on Friday, 18 October 2002. The scheme will become operative on Monday, 21 October 2002. NIB's listings on the JSE and the NSX will be suspended with effect from the commencement of trade on the JSE and the NSX on Monday, 14 October 2002 and terminated with effect from the commencement of trade on the JSE and the NSX on Tuesday, 22 October 2002. Any change to the above dates and times will be published on SENS and in the press.

NIB SHAREHOLDERS WHO HAVE QUERIES REGARDING THIS ANNOUNCEMENT OR THE CONTENT TO WHICH IT RELATES SHOULD CALL THE TOLL-FREE HELPLINE PROVIDED BY GEORGESON SHAREHOLDER ON 0800 202 362.

Johannesburg
8 October 2002

Investment bank and joint sponsor to Nedcor and NIB

NEDCOR
INVESTMENT BANK

Corporate law advisers and consultants to Nedcor and NIB

EDWARD NATHAN & FRIEDLAND
CORPORATE LAW ADVISERS & CONSULTANTS

Lead sponsor in respect of this transaction to Nedcor and NIB

Merrill Lynch
Global Markets & Investment Banking Group
Merrill Lynch South Africa (Pty) Ltd
Registration number 1995/001805/07
Registered Sponsor and Member of the JSE Securities Exchange South Africa

Independent financial adviser to NIB

Deutsche Securities
Member of the Deutsche Bank Group
Deutsche Securities (SA) (Proprietary) Limited
(Registration number 1995/011798/07)

Financial adviser to Nedcor

ERNST & YOUNG
Corporate Finance (Pty) Ltd.
(Registration number 2000/031575/07)

INCE